UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2025
Commission File Number: 001-38438
Spotify Technology S.A.
(Translation of registrant’s name into English)

33 Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Spotify Technology S.A.
Interim condensed consolidated financial statements
For the three months ended March 31, 2025

PART I - FINANCIAL INFORMATION
Item 1. Financial Statements
Interim condensed consolidated statement of operations
(Unaudited)
(in € millions, except share and per share data)

		Three months ended March 31,
	Note	2025	2024
Revenue	20	4,190	3,636
Cost of revenue		2,864	2,632
Gross profit		1,326	1,004
Research and development		379	389
Sales and marketing		314	324
General and administrative		124	123
		817	836
Operating income		509	168
Finance income	4	71	59
Finance costs	4	(252)	(53)
Finance (cost)/income - net		(181)	6
Income before tax		328	174
Income tax expense/(benefit)	5	103	(23)
Net income attributable to owners of the parent		225	197

Earnings per share attributable to owners of the parent
Basic	6	1.10	0.99
Diluted	6	1.07	0.97
Weighted-average ordinary shares outstanding
Basic	6	204,467,927	198,025,456
Diluted	6	210,243,478	203,773,043

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive income
(Unaudited)
(in € millions)

		Three months ended March 31,
	Note	2025	2024
Net income attributable to owners of the parent		225	197
Other comprehensive income
Items that may be subsequently reclassified to interim condensed consolidated statement of operations (net of tax):
Net gain/(loss) on short term investments	13, 19	8	(2)
Net gain on cash flow hedging instruments	13, 19	7	1
Change in foreign currency translation adjustment		(78)	22
Items not to be subsequently reclassified to interim condensed consolidated statement of operations (net of tax):
Gains in the fair value of long term investments	13, 19	260	252
Change in fair value of Exchangeable Notes due to change in the Group's credit risk	15, 19	—	(4)
Other comprehensive income for the period (net of tax)		197	269
Total comprehensive income for the period attributable to owners of the parent		422	466

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position
(in € millions)

	Note	March 31, 2025	December 31, 2024
		(Unaudited)
Assets
Non-current assets
Lease right-of-use assets	7	223	226
Property and equipment	8	178	188
Goodwill	9	1,156	1,201
Intangible assets	9	43	48
Long term investments	19	1,958	1,635
Restricted cash and other non-current assets	10	65	68
Finance lease receivables	7	74	74
Deferred tax assets	5	136	186
		3,833	3,626
Current assets
Trade and other receivables	11	749	771
Income tax receivable		46	28
Short term investments	19	2,894	2,667
Cash and cash equivalents		5,019	4,781
Other current assets	12	146	132
		8,854	8,379
Total assets		12,687	12,005
Equity and liabilities
Equity
Share capital		—	—
Other paid in capital		6,328	6,124
Treasury shares	13	(262)	(262)
Other reserves	13	3,000	2,707
Accumulated deficit		(2,819)	(3,044)
Equity attributable to owners of the parent		6,247	5,525
Non-current liabilities
Exchangeable Notes	15, 19	—	1,539
Lease liabilities	7	448	462
Accrued expenses and other liabilities	17	4	5
Provisions	18	2	3
Deferred tax liabilities	5	21	21
		475	2,030
Current liabilities
Trade and other payables	16	1,064	1,342
Income tax payable		40	33
Deferred revenue		675	683
Accrued expenses and other liabilities	17	2,471	2,347
Exchangeable Notes	15, 19	1,654	—
Provisions	18	39	25
Derivative liabilities	19	22	20
		5,965	4,450
Total liabilities		6,440	6,480
Total equity and liabilities		12,687	12,005
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity
(Unaudited)
(in € millions)

	Note	Share capital	Other paid in capital	Treasury Shares	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2025		—	6,124	(262)	2,707	(3,044)	5,525
Income for the period		—	—	—	—	225	225
Other comprehensive income		—	—	—	197	—	197
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	13	—	204	—	—	—	204
Restricted stock units withheld for employee taxes		—	—	—	(60)	—	(60)
Share-based compensation	14	—	—	—	42	—	42
Income tax impact associated with share-based compensation	5	—	—	—	114	—	114
Balance at March 31, 2025		—	6,328	(262)	3,000	(2,819)	6,247

	Note	Share capital	Other paid in capital	Treasury Shares	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2024		—	5,155	(262)	1,812	(4,182)	2,523
Income for the period		—	—	—	—	197	197
Other comprehensive income		—	—	—	269	—	269
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	13	—	242	—	—	—	242
Restricted stock units withheld for employee taxes		—	—	—	(27)	—	(27)
Share-based compensation	14	—	—	—	69	—	69
Income tax impact associated with share-based compensation	5	—	—	—	36	—	36
Balance at March 31, 2024		—	5,397	(262)	2,159	(3,985)	3,309

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows
(Unaudited)
(in € millions)

		Three months ended March 31,
	Note	2025	2024
Operating activities
Net income		225	197
Adjustments to reconcile net income to net cash flows
Depreciation of property and equipment and lease right-of-use assets	7, 8	20	22
Amortization of intangible assets	9	7	9
Impairment charge on real estate assets	7, 8	2	4
Share-based compensation expense	14	42	69
Finance income	4	(71)	(59)
Finance costs	4	252	53
Income tax expense/(benefit)	5	103	(23)
Changes in working capital:
(Increase)/decrease in trade receivables and other assets		(4)	80
Decrease in trade and other liabilities		(90)	(171)
Increase in deferred revenue		3	7
Increase in provisions	18	12	—
Interest paid	7	(13)	(9)
Interest received		70	37
Income tax paid		(19)	(5)
Net cash flows from operating activities		539	211
Investing activities
Payment of deferred consideration pertaining to business combinations		(7)	(7)
Purchases of property and equipment	8	(6)	(5)
Purchases of short term investments	19	(3,929)	(998)
Sales and maturities of short term investments	19	3,630	900
Change in restricted cash	10	1	1
Other		(3)	(5)
Net cash flows used in investing activities		(314)	(114)
Financing activities
Proceeds from exercise of stock options	14	204	242
Payments of lease liabilities	7	(22)	(15)
Payments for employee taxes withheld from restricted stock unit releases	14	(56)	(25)
Net cash flows from financing activities		126	202
Net increase in cash and cash equivalents		351	299
Cash and cash equivalents at beginning of the period		4,781	3,114
Net foreign exchange (losses)/gains on cash and cash equivalents		(113)	38
Cash and cash equivalents at March 31		5,019	3,451
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Recognition of lease right-of-use asset in exchange for lease liabilities	7	18	13
Real estate assets disposed of in exchange for finance lease receivables	7, 8	3	46

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements
(Unaudited)
1.Corporate information
Spotify Technology S.A. (the “Company” or “parent”) is a public limited company incorporated and domiciled in Luxembourg. The Company’s registered office is 33 Boulevard Prince Henri, L-1724 Luxembourg, Grand Duchy of Luxembourg.
The principal activity of the Company and its subsidiaries (collectively, the “Group,” “we,” “us,” or “our”) is audio streaming. The Group’s premium service (“Premium Service”) provides users with unlimited online and offline high-quality streaming access to its catalog of music and podcasts. In select markets, the Premium Service provides eligible users with limited online and offline streaming access to its catalog of audiobooks. The Premium Service offers a music listening experience without commercial breaks. The Group’s ad-supported service (“Ad-Supported Service,” and together with the Premium Service and other subscription offerings, the “Service”) has no subscription fees and provides users with limited on-demand online access to the catalog of music and unlimited online and offline access to the catalog of podcasts. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.
2.Basis of preparation and summary of material accounting policies
The interim condensed consolidated financial statements of Spotify Technology S.A. for the three months ended March 31, 2025 and 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The interim financial information is unaudited. The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2024, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in millions of Euros.
New and amended standards and interpretations adopted by the Group
There are no new International Financial Reporting Standards (“IFRS”) or IFRS Interpretation Committee (“IFRIC”) interpretations effective during the three months ended March 31, 2025 that have a material impact to the interim condensed consolidated financial statements.
New standards and interpretations issued not yet effective
Presentation and Disclosure in Financial Statements - IFRS 18
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals and totals for “operating profit or loss,” “profit or loss before financing income and taxes,” and “profit or loss.” IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted. The Group is currently evaluating the impact of this new standard.
Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7
In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments. The amendments clarify that a financial liability is derecognized on the “settlement date,” which is when the related obligation is discharged, canceled, expired or the liability otherwise qualifies for derecognition. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”)-linked features and other similar contingent features, and the treatment of non-recourse assets and contractually linked instruments. In addition, the amendments require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income. The amendments will be effective for annual reporting periods beginning on or after January 1, 2026, but earlier application is permitted. The Group is currently evaluating the impact of these amendments.

There are no other IFRS or IFRIC interpretations that are not yet effective and that are expected to have a material impact to the interim condensed consolidated financial statements.
3.Critical accounting estimates and judgments
In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2024.
Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.
4.Finance income and costs

	Three months ended March 31,
	2025	2024
	(in € millions)
Finance income
Interest income	65	45
Interest income on finance lease receivables	2	1
Other finance income	4	5
Foreign exchange gains	—	8
Total	71	59
Finance costs
Fair value movements on derivative liabilities (Note 19)	—	(8)
Fair value movements on Exchangeable Notes (Note 19)	(180)	(35)
Interest expense on lease liabilities	(8)	(9)
Other finance costs	(6)	(1)
Foreign exchange losses	(58)	—
Total	(252)	(53)
5.Income tax
The effective tax rates for the three months ended March 31, 2025 and 2024 were 31.3% and (13.0)%, respectively. The Group operates in a global environment with significant operations in various jurisdictions outside Luxembourg. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates.
The effective tax rate for the three months ended March 31, 2025 is higher than the Luxembourg statutory rate of 23.87% primarily driven by non-deductible losses associated with the convertible debt resulting in tax expense of €47 million, which is partially offset by a €22 million deferred tax benefit related to foreign exchange revaluation of non-functional currency deferred tax assets and a €8 million benefit related to the mix of income earned in jurisdictions with lower tax rates.
The effective tax rate for the three months ended March 31, 2024 is lower than the Luxembourg statutory rate of 24.94% primarily due to a €70 million tax benefit for the period related to the recognition of deferred tax assets, which was mainly driven by an increase in the unrealized gain associated with our investment in Tencent Music Entertainment Group (“TME”).
Transactions recorded through other comprehensive income have been shown net of their tax impact, as applicable.
The Group is in scope of the OECD Pillar Two Model Rules (“P2 Rules”). The impact of exposure to Pillar Two income taxes is not material based on the most recently available financial information of the Group. The transitional safe harbor relief has applied to the majority of our subsidiary jurisdictions.
We are subject to ongoing tax audits in several jurisdictions, some of which involve transfer pricing matters. Tax authorities in certain jurisdictions have challenged our tax positions. We regularly assess the likely outcomes of these audits, taking into account any new information available, in order to determine the appropriateness of the tax reserves. If management concludes that it is not probable that a tax position will be accepted, the effect of that uncertainty is reflected at either the most likely amount or the expected value, taking into account a range of possible outcomes.

Tax provisions related to uncertain tax positions in the interim condensed consolidated statement of financial position, which management has concluded are not probable to be accepted, were €33 million as of March 31, 2025 and €29 million as of December 31, 2024. None of the provisions related to uncertain tax positions are reasonably expected to be resolved within the next 12 months. Interest and penalties included in income tax expense were not material in any of the periods presented. Due to the uncertainty associated with our tax positions, any future agreement with the tax authorities could have a significant impact on our results of operations, financial condition and cash flows.
Net deferred tax assets of €115 million and €165 million have been recorded in the interim condensed consolidated statement of financial position as of March 31, 2025 and December 31, 2024, respectively. In evaluating the probability of realizing the deferred tax assets, the Group considered all available positive and negative evidence of future taxable profit. As of March 31, 2025 and December 31, 2024, deferred tax assets of €844 million and €818 million have not been recognized. Changes in profitability in the jurisdictions where these balances originated, among other factors, could have a substantial impact on management’s assessment of deferred tax recognition.
We believe it is possible that within the next 12 months sufficient positive evidence will exist to support the recognition of U.S. Federal and State deferred tax assets. At March 31, 2025 the total unrecognized balance in the U.S. was €802 million. The exact timing and amount of recognition is dependent on various factors including, but not limited to, the level of profitability and the level of benefit from share-based compensation deductions in future periods. The recognition of U.S. deferred tax assets would result in an income tax benefit in the consolidated statement of operations as well as a credit to equity recorded in the quarter in which the determination is made.
6.Earnings per share
Basic earnings per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted earnings per share is computed using the weighted-average number of outstanding ordinary shares and potential outstanding ordinary shares during the period. Potential ordinary shares, which are based on the weighted-average ordinary shares underlying outstanding stock options, restricted stock units, other contingently issuable shares, warrants, and Exchangeable Notes and computed using the treasury stock method or the if-converted method, as applicable, are included when calculating diluted earnings per share when their effect is dilutive. The computation of earnings per share for the respective periods is as follows:

	Three months ended March 31,
	2025	2024
	(in € millions, except share and per share data)
Basic earnings per share
Net income attributable to owners of the parent	225	197
Shares used in computation:
Weighted-average ordinary shares outstanding	204,467,927	198,025,456
Basic earnings per share attributable to owners of the parent	1.10	0.99

Diluted earnings per share
Net income attributable to owners of the parent	225	197
Net income used in the computation of diluted earnings per share	225	197
Shares used in computation:
Weighted-average ordinary shares outstanding	204,467,927	198,025,456
Stock options	4,160,039	3,684,589
Restricted stock units	1,600,055	2,038,363
Other contingently issuable shares	15,457	24,635
Diluted weighted-average ordinary shares	210,243,478	203,773,043
Diluted earnings per share attributable to owners of the parent	1.07	0.97

Potential dilutive securities that were not included in the diluted earnings per share calculations because they would be anti-dilutive were as follows:

	Three months ended March 31,
	2025	2024
Stock options	27,182	2,320,221
Restricted stock units	5,486	597,252
Warrants	—	800,000
Exchangeable Notes	2,911,500	2,911,500
7.Leases
The Group leases certain properties under non-cancellable lease agreements that primarily relate to office space. The expected lease terms are up to 9 years.
Below is the roll-forward of lease right-of-use assets:

Right-of-use assets
(in € millions)
Cost
At January 1, 2025	597
Increases	18
Decreases	(13)
Exchange differences	(14)
At March 31, 2025	588
Accumulated depreciation and impairment loss
At January 1, 2025	(371)
Depreciation charge	(11)
Impairment charge	(2)
Decreases	11
Exchange differences	8
At March 31, 2025	(365)
Cost, net accumulated depreciation and impairment loss
At January 1, 2025	226
At March 31, 2025	223
During the three months ended March 31, 2025, we recorded €2 million of impairment charges for right-of-use assets in connection with our strategic decision to reduce our real estate footprint in certain locations and initiate subleases of these leased office spaces.

Below is the roll-forward of lease liabilities:

Lease liabilities	2025	2024
	(in € millions)
At January 1	537	558
Increases	22	13
Payments (1)	(30)	(24)
Interest expense	8	9
Exchange differences	(13)	6
At March 31	524	562
(1)€8 million and €9 million of interest paid on lease liabilities are included in operating activities and €22 million and €15 million of payments of lease liabilities are included in financing activities within the interim condensed consolidated statement of cash flows for the three months ended March 31, 2025 and 2024, respectively.
Below is the maturity analysis of lease liabilities:

Lease liabilities	March 31, 2025
Maturity Analysis	(in € millions)
Less than one year	106
One to five years	321
More than five years	229
Total lease commitments	656
Impact of discounting remaining lease payments	(132)
Total lease liabilities	524
Lease liabilities included in the interim condensed consolidated statement of financial position
Current	76
Non-current	448
Total	524
Excluded from the lease commitments above are short term leases. Expenses relating to short term leases were approximately €1 million for both the three months ended March 31, 2025 and 2024. Additionally, the Group has entered into certain lease agreements with approximately €35 million of commitments, which had not commenced as of March 31, 2025, and, as such, have not been recognized in the interim condensed consolidated statement of financial position.
The weighted-average incremental borrowing rate applied to lease liabilities recognized in the interim condensed consolidated statement of financial position as of March 31, 2025 was 6.1%.
The Group has entered into agreements to sublease a portion of its leased offices under finance leases. Below is the roll-forward of finance lease receivables:

Finance lease receivables	2025	2024
	(in € millions)
At January 1	76	—
Additions	3	50
Interest income	2	1
Exchange differences	(3)	—
At March 31	78	51

Below is the maturity analysis of finance lease receivables:

Finance lease receivables	March 31, 2025
Maturity Analysis	(in € millions)
Less than one year	6
One to five years	59
More than five years	55
Total lease payments receivable	120
Unearned finance income	(42)
Total finance lease receivables	78
Finance lease receivables included in the interim condensed consolidated statement of financial position
Current	4
Non-current	74
Total	78
8.Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2025	101	394	495
Additions	2	4	6
Disposals	(2)	(7)	(9)
Exchange differences	(2)	(12)	(14)
At March 31, 2025	99	379	478
Accumulated depreciation and impairment loss
At January 1, 2025	(87)	(220)	(307)
Depreciation charge	(2)	(7)	(9)
Disposals	2	6	8
Exchange differences	2	6	8
At March 31, 2025	(85)	(215)	(300)
Cost, net accumulated depreciation and impairment loss
At January 1, 2025	14	174	188
At March 31, 2025	14	164	178
The Group had €3 million and €7 million of leasehold improvements that were not placed into service as of March 31, 2025 and December 31, 2024, respectively.

9.Goodwill and intangible assets

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2025	64	141	205	1,201	1,406
Additions	2	—	2	—	2
Derecognition of fully amortized intangibles	(7)	—	(7)	—	(7)
Exchange differences	—	(4)	(4)	(45)	(49)
At March 31, 2025	59	137	196	1,156	1,352
Accumulated amortization
At January 1, 2025	(56)	(101)	(157)	—	(157)
Amortization charge	(1)	(6)	(7)	—	(7)
Derecognition of fully amortized intangibles	7	—	7	—	7
Exchange differences	—	4	4	—	4
At March 31, 2025	(50)	(103)	(153)	—	(153)
Cost, net accumulated amortization
At January 1, 2025	8	40	48	1,201	1,249
At March 31, 2025	9	34	43	1,156	1,199
Amortization charges related to intangible assets of €5 million and €8 million are included in research and development in the interim condensed consolidated statement of operations during the three months ended March 31, 2025 and 2024, respectively. There were no impairment charges for goodwill or intangible assets for the three months ended March 31, 2025 and 2024, respectively.
10.Restricted cash and other non-current assets

	March 31, 2025	December 31, 2024
	(in € millions)
Restricted cash
Lease deposits and guarantees	47	50
Other	2	2
Other non-current assets	16	16
Total	65	68
11.Trade and other receivables

	March 31, 2025	December 31, 2024
	(in € millions)
Trade receivables	534	543
Less: allowance for expected credit losses	(3)	(3)
Trade receivables - net	531	540
Other receivables	218	231
Total	749	771

12.Other current assets

	March 31, 2025	December 31, 2024
	(in € millions)
Content assets	39	47
Prepaid expenses and other	82	71
Derivative assets	25	14
Total	146	132
Content asset amortization of €34 million and €51 million is included in cost of revenue in the interim condensed consolidated statement of operations for the three months ended March 31, 2025 and 2024, respectively.
13.Equity and other reserves
As of March 31, 2025 and December 31, 2024, the Company had 207,985,215 and 207,475,133 ordinary shares issued and fully paid, respectively, with 2,928,882 and 3,630,724 ordinary shares held as treasury shares, respectively.
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Since the commencement of this repurchase program, the Company repurchased 469,274 shares for €91 million under this program. There were no repurchases for the three months ended March 31, 2025.
For the three months ended March 31, 2025, the Company issued and repurchased 500,000 of its own ordinary shares from its Netherlands subsidiary at par value. For the three months ended March 31, 2025, the Company reissued 1,201,842 treasury shares upon the exercise of stock options and restricted stock units.
For the three months ended March 31, 2024, the Company issued and repurchased 900,000 of its own ordinary shares from its Netherlands subsidiary at par value. For the three months ended March 31, 2024, the Company reissued 1,898,064 treasury shares upon the exercise of stock options and restricted stock units.
On July 25, 2024, the Company issued 118,891 ordinary shares and 1,188,910 beneficiary certificates upon the net settlement of 800,000 outstanding warrants. See Note 19 for information regarding the warrants.
As of March 31, 2025 and December 31, 2024, the Group’s founders held 321,432,980 and 324,732,980 beneficiary certificates, respectively.

Other reserves

	2025	2024
	(in € millions)
Currency translation
At January 1	150	63
Currency translation	(78)	22
At March 31	72	85
Short term investments
At January 1	(7)	(4)
Gains/(Losses) on fair value that may be subsequently reclassified to interim condensed consolidated statement of operations	9	(7)
Losses reclassified to interim condensed consolidated statement of operations	1	5
Deferred tax	(2)	—
At March 31	1	(6)
Long term investments
At January 1	553	224
Gains on fair value not to be subsequently reclassified to interim condensed consolidated statement of operations	327	317
Deferred tax	(67)	(65)
At March 31	813	476
Exchangeable Notes
At January 1	(13)	(7)
Losses on fair value attributable to changes in credit risk	—	(5)
Deferred tax	—	1
At March 31	(13)	(11)
Cash flow hedges
At January 1	(5)	(3)
Gains on fair value that may be subsequently reclassified to interim condensed consolidated statement of operations	7	—
Losses reclassified to revenue	7	6
Gains reclassified to cost of revenue	(5)	(4)
Deferred tax	(2)	(1)
At March 31	2	(2)
Share-based compensation
At January 1	2,029	1,539
Share-based compensation	42	69
Income tax impact associated with share-based compensation	114	36
Restricted stock units withheld for employee taxes	(60)	(27)
At March 31	2,125	1,617
Other reserves at March 31	3,000	2,159
14.Share-based compensation
The expense recognized in the interim condensed consolidated statement of operations for share-based compensation is as follows:

	Three months ended March 31,
	2025	2024
	(in € millions)
Cost of revenue	1	1
Research and development	23	39
Sales and marketing	11	16
General and administrative	7	13
Total	42	69

Activity in the Group's RSUs and other contingently issuable shares outstanding and related information is as follows:

	RSUs		Other
	Number of RSUs	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value
		US$		US$
Outstanding at January 1, 2025	2,020,372	168.81	22,302	156.93
Granted	16,462	540.64	—	—
Forfeited	(73,727)	168.95	—	—
Released	(259,672)	163.15	(14,596)	154.15
Outstanding at March 31, 2025	1,703,435	173.26	7,706	162.21
In the table above, the number of RSUs and other contingently issuable shares released include ordinary shares that the Group has withheld for settlement of employees’ tax obligations due upon the vesting of RSUs and other contingently issuable shares. For most of our employees, when RSUs vest, the Group withholds the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued. The Group then remits cash to tax authorities on the employees’ behalf. If all the RSUs outstanding at March 31, 2025 subsequently vest, the Group estimates that it would be required to remit approximately €318 million to tax authorities over the vesting period for the years 2025 through 2029. In determining this estimate, the Group used the Company’s ordinary share price as at March 31, 2025. The actual amount remitted to tax authorities is dependent on the Company’s ordinary share price on each of the vesting dates as well as the number of awards that ultimately vest.
Activity in the Group’s stock options outstanding and related information is as follows:

	Options
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2025	6,690,427	170.49
Granted	11,204	609.48
Forfeited	(111,989)	181.02
Exercised	(1,054,890)	202.46
Expired	(1,161)	151.41
Outstanding at March 31, 2025	5,533,591	165.07
Exercisable at January 1, 2025	2,520,115	189.66
Exercisable at March 31, 2025	2,146,668	177.05
The weighted-average contractual life for the stock options outstanding at March 31, 2025 was 2.4 years. The weighted-average share price at exercise for options exercised during the three months ended March 31, 2025 was US$609.19. The weighted-average fair value of options granted during the three months ended March 31, 2025 was US$217.49 per option.
The following table lists the inputs to the Black-Scholes option-pricing models used for share-based compensation for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
	2025	2024
Expected volatility (%)	47.8 - 54.0	53.7 - 57.6
Risk-free interest rate (%)	4.0 - 4.4	3.8 - 4.4
Expected life of stock options (years)	2.6 - 4.8	2.6 - 4.8
Weighted-average share price (US$)	544.12	263.25

15.Exchangeable Notes
On March 2, 2021, the Company’s wholly owned subsidiary, Spotify USA Inc. (the “Issuer”), issued US$1,500 million aggregate principal amount of 0% Exchangeable Senior Notes due 2026 (the “Exchangeable Notes”), which included the initial purchasers’ exercise in full of their option to purchase an additional US$200 million principal amount of the Exchangeable Notes. The Exchangeable Notes will mature on March 15, 2026, unless earlier repurchased, redeemed or exchanged. As of March 31, 2025, the Exchangeable Notes are classified within current liabilities in the interim condensed consolidated statement of financial position. The Exchangeable Notes are fully and unconditionally guaranteed on a senior, unsecured basis by the Company.
The net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting transaction costs of €18 million. The transaction costs were immediately expensed and included in finance costs in the interim condensed consolidated statement of operations for the three months ended March 31, 2021.
The Exchangeable Notes are the Issuer’s senior unsecured obligations and are equal in right of payment with the Issuer’s future senior, unsecured indebtedness, senior in right of payment to the Issuer’s future indebtedness that is expressly subordinated to the Exchangeable Notes and effectively subordinated to the Issuer’s future secured indebtedness, to the extent of the value of the collateral securing that indebtedness. The Exchangeable Notes will be structurally subordinated to all future indebtedness and other liabilities, including trade payables, and (to the extent the Issuer is not a holder thereof) preferred equity, if any, of the Issuer’s subsidiaries.
The noteholders may exchange their Exchangeable Notes at their option into consideration that consists, at the Issuer’s election, of cash, ordinary shares of the Company, or a combination of cash and ordinary shares, but only under certain circumstances as set forth in the indenture governing the Exchangeable Notes (the “Indenture”). The circumstances required to allow the noteholders to exchange their Exchangeable Notes were not met during the three months ended March 31, 2025.
The Exchangeable Notes were not redeemable prior to March 20, 2024, except in the event of certain tax law changes as set forth in the Indenture. Since March 20, 2024, the Exchangeable Notes are redeemable, in whole or in part, at the Issuer’s option at any time, and from time to time, and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Exchangeable Notes to be redeemed, plus accrued and unpaid special and additional interest, if any, but only if the last reported sale price per ordinary share exceeds 130% of the exchange price on:
(1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Issuer sends the related redemption notice; and
(2) the trading day immediately before the date the Issuer sends such notice.
In addition, the Issuer will have the right to redeem all, but not less than all, of the Exchangeable Notes if certain changes in tax law as set forth in the Indenture occur. In addition, calling any Exchangeable Note for redemption will constitute a make-whole fundamental change with respect to that Exchangeable Note, in which case the exchange rate applicable to the exchange of that Exchangeable Note will be increased in certain circumstances if it is exchanged after it is called for redemption.
Upon the occurrence of a “fundamental change” as set forth in the Indenture, noteholders may require the Issuer to repurchase their Exchangeable Notes at a cash repurchase price equal to the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid special and additional interest, if any, to, but excluding, the fundamental change repurchase date as set forth in the Indenture.
The Group accounted for the Exchangeable Notes at fair value through profit and loss using the fair value option in accordance with IFRS 9, Financial Instruments. The fair value of the Exchangeable Notes as of March 31, 2025 was €1,654 million. See Note 19 for information regarding the key inputs and assumptions used to estimate the fair value of the Exchangeable Notes.
16.Trade and other payables

	March 31, 2025	December 31, 2024
	(in € millions)
Trade payables	693	933
Value added tax and sales taxes payable	339	335
Other current liabilities	32	74
Total	1,064	1,342

17.Accrued expenses and other liabilities

	March 31, 2025	December 31, 2024
	(in € millions)
Non-current
Other accrued liabilities	4	5
Total	4	5
Current
Accrued fees to rights holders	1,852	1,695
Accrued salaries, vacation, severance, and related taxes	120	119
Accrued social costs for options and RSUs	237	217
Accrued operating liabilities	118	154
Other accrued expenses	144	162
Total	2,471	2,347
18.Provisions

	Legal contingencies	Other	Total
	(in € millions)
Carrying amount at January 1, 2025	16	12	28
Charged/(credited) to the interim condensed statement of operations:
Additional provisions	—	15	15
Reversal of unutilized amounts	—	(1)	(1)
Exchange differences	—	(1)	(1)
Carrying amount at March 31, 2025	16	25	41
As at January 1, 2025
Current portion	16	9	25
Non-current portion	—	3	3
As at March 31, 2025
Current portion	16	23	39
Non-current portion	—	2	2
Legal contingencies
Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. The results of such legal proceedings are difficult to predict and the extent of the Group’s financial exposure is difficult to estimate. The Group records a provision for contingent losses when it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated.
As of April 2019, Spotify USA Inc.’s settlement of the Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.), putative class action lawsuit, which alleged that Spotify USA Inc. unlawfully reproduced and distributed musical compositions without obtaining licenses, was final and effective. Even with the effectiveness of the settlement, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. The Music Modernization Act of 2018 contains a limitation of liability with respect to such lawsuits filed on or after January 1, 2018. Rights holders may, nevertheless, file lawsuits, and may argue that they should not be bound by this limitation of liability. For example, in August 2019, the Eight Mile Style, LLC et al v. Spotify USA Inc., No. 3:19-cv-00736-AAT, lawsuit was filed against Spotify USA Inc. in the U.S. District Court for the Middle District of Tennessee, alleging both that Spotify USA Inc. does not qualify for the limitation of liability in the Music Modernization Act and that the limitation of liability is unconstitutional and, thus, not valid law. In August 2024, the court granted partial summary judgment for Spotify USA Inc. against Eight Mile Style, LLC, holding that all of Eight Mile Style’s claims are barred. Eight Mile Style has filed a notice of appeal.

Other
The Group has provisions that relate primarily to potential non-income tax obligations in various jurisdictions. The Group recognizes provisions for claims on non-income taxes when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated.
19.Financial instruments
Foreign exchange forward contracts
Cash flow hedges
The Group’s currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, Euro / Swedish krona, Euro / Canadian dollar, and Euro / Norwegian krone. The notional principal of foreign exchange contracts hedging the revenue and cost of revenue line items in the interim condensed consolidated statement of operations was approximately €1,633 million and €1,019 million, respectively, as of March 31, 2025, and approximately €1,609 million and €1,014 million, respectively, as of December 31, 2024.
Fair values
The carrying amounts of certain financial instruments, including cash and cash equivalents, trade and other receivables, restricted cash, trade and other payables, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities. Refer to the consolidated financial statements for the year ended December 31, 2024 for information regarding the Group’s measurement of its finance lease receivables. The carrying amount of our finance lease receivables is considered to approximate their fair value at March 31, 2025. Refer to the consolidated financial statements for the year ended December 31, 2024 for information regarding the Group’s measurement of its lease liabilities. All other financial assets and liabilities are accounted for at fair value.
The following tables summarize, by major security type, the Group’s financial assets and liabilities that are measured at fair value on a recurring basis, and the category using the fair value hierarchy:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	March 31, 2025
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	3,431	—	—	3,431
Short term investments:
Money market funds	265	—	—	265
Government securities	596	5	—	601
Corporate notes	—	954	—	954
Collateralized reverse purchase agreements	—	956	—	956
Fixed income funds	118	—	—	118
Derivatives (designated for hedging):
Foreign exchange forwards	—	24	—	24
Long term investments	1,884	—	74	1,958
Total financial assets at fair value by level	6,294	1,939	74	8,307
Financial liabilities at fair value
Exchangeable Notes	—	—	1,654	1,654
Derivatives (designated for hedging):
Foreign exchange forwards	—	22	—	22
Total financial liabilities at fair value by level	—	22	1,654	1,676

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2024
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	3,550	—	—	3,550
Short term investments:
Money market funds	263	—	—	263
Government securities	676	9	—	685
Corporate notes	—	908	—	908
Collateralized reverse purchase agreements	—	695	—	695
Fixed income funds	116	—	—	116
Derivatives (designated for hedging):
Foreign exchange forwards	—	14	—	14
Long term investments	1,550	—	85	1,635
Total financial assets at fair value by level	6,155	1,626	85	7,866
Financial liabilities at fair value
Exchangeable Notes	—	—	1,539	1,539
Derivatives (designated for hedging):
Foreign exchange forwards	—	20	—	20
Total financial liabilities at fair value by level	—	20	1,539	1,559
The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the three months ended March 31, 2025, there were no transfers between levels in the fair value hierarchy.
Recurring fair value measurements
Long term investment - Tencent Music Entertainment Group
The Group’s approximate 9% investment in TME is carried at fair value through other comprehensive income. The fair value of ordinary shares of TME is based on the ending New York Stock Exchange American depository share price. The fair value of the investment in TME may vary over time and is subject to a variety of risks including company performance, macro-economic, regulatory, industry, USD to Euro exchange rate and systemic risks of the equity markets overall.
The table below presents the changes in the investment in TME:

	2025	2024
	(in € millions)
At January 1	1,550	1,154
Changes in fair value recorded in other comprehensive income	334	312
At March 31	1,884	1,466
A 10% decrease or increase in TME’s share price would have resulted in a fair value of the Group’s long term investment in TME ranging from €1,696 million to €2,072 million at March 31, 2025.
The following sections describe the valuation methodologies the Group uses to measure its Level 3 financial instruments at fair value on a recurring basis.

Long term investments - other
The Group has interests in certain long term investments, the most significant of which is our equity investment in DistroKid, an independent digital music distribution service. These long term investments primarily represent unlisted equity securities carried at fair value through other comprehensive income. The fair values of these equity investments are generally determined using business enterprise values based on market transactions or by applying market multiples to the projected financial performance. The key assumption used to estimate the fair value of these equity investments include market multiples of revenue or earnings before interest, income taxes, depreciation and amortization for benchmark companies used to estimate business enterprise value.
The fair value of the long term investments may vary over time and is subject to a variety of risks including company performance, macroeconomic, regulatory, industry, USD to Euro exchange rate, and systemic risks of the overall equity markets.
The table below presents the changes in the other long term investments:

	2025	2024
	(in € millions)
At January 1	85	61
Changes in fair value recorded in other comprehensive income	(7)	5
Changes in fair value recognized in interim condensed consolidated statement of operations	(1)	1
Effect of changes in foreign exchange rates	(3)	1
At March 31	74	68
Warrants
On July 25, 2024, the Company issued 118,891 ordinary shares and 1,188,910 beneficiary certificates to Daniel Ek, the Company’s Chief Executive Officer, through D.G.E. Investments Limited, an entity indirectly wholly owned by him, upon the net settlement of the 800,000 warrants that were granted on August 23, 2021.
As of March 31, 2025 and December 31, 2024, there were no outstanding warrants.
The table below presents the changes in the warrants liability:

	2025	2024
	(in € millions)
At January 1	—	3
Changes in fair value recognized in interim condensed consolidated statement of operations	—	8
At March 31	—	11
Exchangeable Notes
The table below presents the changes in the Exchangeable Notes:

	2025	2024
	(in € millions)
At January 1	1,539	1,203
Changes in fair value recognized in interim condensed consolidated statement of operations	180	35
Changes in fair value recorded in other comprehensive income	—	5
Effect of changes in foreign exchange rates	(65)	27
At March 31	1,654	1,270
The change in estimated fair value is recognized within finance costs in the interim condensed consolidated statement of operations, excluding changes in fair value due to changes in the Group’s own credit risk, which are recognized in other comprehensive income and will not be reclassified to the interim condensed consolidated statement of operations.

The fair value of the Exchangeable Notes was estimated using a combination of a binomial option pricing model and prices observed for the Exchangeable Notes in an over-the-counter market on the last trading day of the reporting period. A weight of 50% was applied to the binomial option pricing model, and a weight of 50% was applied to the price of the Exchangeable Notes in the over-the-counter market on the last trading day of the reporting period. The key assumptions used in the binomial option pricing model for the Exchangeable Notes were as follows:

March 31, 2025
Risk free rate (%)	4.05
Discount rate (%)	5.82
Volatility (%)	45.0
Share price (US$)	550.03
A decrease or increase of 10 percentage points in volatility would have resulted in a fair value of the Exchangeable Notes ranging from €1,628 million to €1,679 million at March 31, 2025. A 10% decrease or increase in the Company’s ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,606 million to €1,707 million at March 31, 2025. A decrease or increase of 100 basis points in credit spread would have resulted in a fair value of the Exchangeable Notes ranging from €1,656 million to €1,651 million at March 31, 2025.
20.Segment information
The Group has two reportable segments: Premium and Ad-Supported. Revenue for the Premium segment is generated primarily through subscription fees. Revenue for the Ad-Supported segment is generated primarily through the sale of advertising across the Group’s music and podcast content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. All podcast content costs were recorded in the Ad-Supported segment prior to 2025. Beginning in 2025, as part of the Spotify Partner Program initiative, an enhanced video podcast experience was launched for subscribers to our Premium Service. Podcast content costs attributable to this new experience for subscribers to our Premium Service are recorded in the Premium segment. The costs of providing audiobook content as part of a subscription are recorded in the Premium segment. The remaining costs that are not specifically associated with either of the segments are allocated based on user activity or the revenue recognized in each segment. No operating segments have been aggregated to form the reportable segments.
Key financial performance measures of the segments, including revenue, cost of revenue, and gross profit, are as follows:

	Three months ended March 31,
	2025	2024
	(in € millions)
Premium
Revenue	3,771	3,247
Cost of revenue	2,509	2,268
Gross profit	1,262	979
Ad-Supported
Revenue	419	389
Cost of revenue	355	364
Gross profit/(loss)	64	25
Consolidated
Revenue	4,190	3,636
Cost of revenue	2,864	2,632
Gross profit	1,326	1,004

Reconciliation of segment gross profit
Operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall Group basis. The reconciliation between reportable segment gross profit to the Group's income before tax is as follows:

	Three months ended March 31,
	2025	2024
	(in € millions)
Segment gross profit	1,326	1,004
Research and development	(379)	(389)
Sales and marketing	(314)	(324)
General and administrative	(124)	(123)
Finance income	71	59
Finance costs	(252)	(53)
Income before tax	328	174
Revenue by country

	Three months ended March 31,
	2025	2024
	(in € millions)
United States	1,650	1,394
United Kingdom	398	336
Luxembourg	3	2
Other countries	2,139	1,904
Total	4,190	3,636
Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is delivered. There are no countries that individually make up greater than 10% of total revenue included in “Other countries.”
21.Commitments and contingencies
Commitments
The Group is subject to the following minimum guarantees relating to the content on its Service, the majority of which relate to minimum royalty payments associated with its license agreements for the use of licensed content:

	March 31, 2025	December 31, 2024
	(in € millions)
Not later than one year	3,088	3,021
Later than one year but not more than five years	1,269	1,399
	4,357	4,420
In addition, the Group is subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast and marketing commitments:

	March 31, 2025	December 31, 2024
	(in € millions)
Not later than one year	470	598
Later than one year but not more than five years	962	1,021
More than five years	60	68
	1,492	1,687
Contingencies
Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include, but are not limited to, matters relating to intellectual property, data protection, consumer protection, employment, and contractual rights. As a general matter, the music and other content made available on the Group’s Service are licensed to the Group by various third parties. Many of these licenses allow rights holders or other authorized parties to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.
On May 16, 2024, the Mechanical Licensing Collective (“MLC”), an entity designated to administer a blanket compulsory license available under U.S. law, filed a lawsuit against Spotify USA Inc. in the U.S. District Court for the Southern District of New York (Mechanical Licensing Collective v. Spotify USA Inc., No. 1:24-cv-03809), alleging that beginning with its March 2024 reporting, Spotify USA Inc. improperly reported and underpaid royalties for its Premium Service as a bundle that includes a monthly allocation of audiobook access. On January 29, 2025, the MLC’s lawsuit was dismissed with prejudice, with the court holding that the Premium Service is a bundle. On April 1, 2025, the MLC filed a request to file an amended complaint alleging that Spotify USA Inc. improperly valued the components of the Premium Service bundle and improperly reported royalties for the Audiobook Access Tier product. The MLC is entitled to appeal the original decision after the resolution of its new claims. If the MLC were to appeal and ultimately be entirely successful in its case, the additional royalties that would be due in relation to the period March 1, 2024 to March 31, 2025 would be approximately €205 million, plus potentially penalties and interest, which we cannot reasonably estimate.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Special Note Regarding Forward-Looking Statements
This discussion and analysis reflects our historical results of operations and financial position and contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements.
Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:
•our ability to attract prospective users, retain existing users, and monetize our products and services;
•competition for users, their time, and advertisers;
•risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business;
•risks associated with our new products or services and our emphasis on long-term user engagement over short-term results;
•our ability to predict, recommend, and play content that our users enjoy;
•our ability to generate profit or positive cash flow on a sustained basis;
•our ability to convince advertisers of the benefits of our advertising offerings;
•our ability to forecast or optimize advertising inventory amid evolving industry trends in digital advertising;
•our ability to generate revenues from podcasts, audiobooks, and other non-music content;
•potential disputes or liabilities associated with content made available on our Service (as defined above);
•risks relating to acquisitions, investments, and divestitures;
•our dependence upon third-party licenses for most of the content we stream;
•our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content;
•our ability to comply with complex license agreements;
•our ability to accurately estimate royalty payments under our license agreements and relevant statutes;
•the limitations on our operating flexibility due to financial commitments required under certain of our license agreements;
•our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements;
•assertions by third parties of infringement or other violations by us of their intellectual property rights;
•our ability to protect our intellectual property;
•the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control;
•our ability to maintain the integrity of our technology infrastructure and systems or the security of confidential information;
•undetected errors, misconfigurations, bugs, or vulnerabilities in our products and services;
•interruptions, delays, or discontinuations in service arising from our systems or systems of third parties;
•changes in laws or regulations affecting us;
•risks relating to privacy and data security, content moderation, and use of artificial intelligence;
•our ability to maintain, protect, and enhance our brand;
•risks associated with increased scrutiny of environmental, social, and governance matters;
•payment acceptance-related risks;
•our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees;
•our ability to access additional capital to support strategic objectives;
•risks relating to currency exchange rate fluctuations and foreign exchange controls;

•the impact of economic, social, or political conditions, including inflation, changes in interest rates, changes in trade policies, geopolitical conflicts in Europe and the Middle East, and related market uncertainty;
•our ability to accurately estimate user metrics and other estimates;
•our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service;
•risks related to our indebtedness, including risks related to our Exchangeable Notes;
•fluctuation of our operating results and fair market value of ordinary shares;
•tax-related risks;
•the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and
•risks related to our status as a foreign private issuer and a Luxembourg company.
We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.
We qualify all of our forward-looking statements by these cautionary statements. For additional information, refer to the risk factors discussed under Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 (“Annual Report on Form 20-F”) and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).
You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from our expectations.
Investors and others should note that we announce material financial information to our investors using our Investors website (investors.spotify.com), SEC filings, press releases, public conference calls, and webcasts. We use these channels, as well as social media, to communicate with our users and the public about our company, our Service, and other issues. It is possible that the information we post on these channels could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our Company to review the information we post on the channels listed on our Investors website.
Overview
We are the world’s most popular audio streaming subscription service. With a presence in 184 countries and territories, our platform includes 678 million monthly active users (“MAUs”), including 268 million Premium Subscribers (as defined below) as of March 31, 2025.
We currently monetize our Service primarily through both subscriptions and advertising. Our Premium Subscribers have grown 12% year-over-year, as of March 31, 2025, to 268 million. Our 678 million MAUs have grown 10% year-over-year, as of March 31, 2025.
Our results reflect the effects of our trial programs, both discounted and free trials, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported segment, advertising behavior. Historically, Premium Subscriber growth benefits when we run such trial programs.
For our Ad-Supported segment, typically we experience higher advertising revenue in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand.
On January 2, 2025, in the U.S., U.K., Canada and Australia, we launched the Spotify Partner Program, a new monetization program that offers podcast creators audience-driven payouts for eligible video streaming of their content on our platform. Users benefit from a bigger catalog of video podcasts, and Premium Subscribers in select markets are able to watch video podcasts without interruptions from dynamically inserted advertisements. On April 29, 2025, we launched the Spotify Partner Program in nine new markets.
On April 16, 2025, we announced the launch of audiobooks on our Premium Service in four additional markets: Germany, Austria, Switzerland, and Liechtenstein. Currently, audiobooks are available for eligible Premium Subscribers in 14 markets.

Current macroeconomic environment
The global macroeconomic environment continues to be uncertain, reflecting the impacts of inflation, changes in interest rates, changes in trade policies, continued geopolitical conflicts in Europe and the Middle East, and related market uncertainty. We will continue to actively monitor and respond accordingly to the macroeconomic environment.
For additional information, refer to Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F.
Key Performance Indicators
We use certain key performance indicators to monitor and manage our business. We use these indicators to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe these indicators provide useful information to investors in understanding and evaluating our operating results in the same manner we do.
MAUs
We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of Ad-Supported Users and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period, as one individual may register for, and use, multiple accounts. Additionally, although we strive to detect and minimize non-bona fide accounts that may typically be created in an attempt to artificially stream content, they may contribute, from time to time, to an overstatement in our reported MAUs. Our MAUs in the tables below are inclusive of Ad-Supported Users who may have employed methods to limit or otherwise avoid being served advertisements. For additional information, refer to the risk factors discussed under Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F, and in our other filings with the SEC.
The table below sets forth our MAUs as of March 31, 2025 and 2024.

	As of March 31
	2025	2024	Change
	(in millions, except percentages)
MAUs	678	615	63	10%

MAUs were 678 million as of March 31, 2025 and 615 million as of March 31, 2024, which represented an increase of 10%. MAUs benefited from our continued investment in driving the growth of our Service through successful consumer marketing campaigns, enhanced content offerings, and product enhancements, resulting in continued user engagement and customer satisfaction.
Premium Subscribers
We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for Premium Service and other subscription offerings (collectively, “Subscription Offerings”). Our Premium Subscribers include all registered accounts in our Family Plan and Duo Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Our Duo Plan consists of one primary subscriber and up to one additional sub-account, allowing up to two Premium Subscribers per Duo Plan Subscription. Premium Subscribers include subscribers in a grace period of up to 30 days after failing to pay their subscription fee.
The table below sets forth our Premium Subscribers as of March 31, 2025 and 2024.

	As of March 31
	2025	2024	Change
	(in millions, except percentages)
Premium Subscribers	268	239	29	12%
Premium Subscribers were 268 million as of March 31, 2025 and 239 million as of March 31, 2024, which represented an increase of 12%. Our Family Plan and Duo Plan were meaningful contributors of total gross additions in Premium Subscribers, while our free trial offers and global campaigns also accounted for a significant portion of gross additions in Premium Subscribers.

Ad-Supported MAUs
We define Ad-Supported MAUs as the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.
The table below sets forth our Ad-Supported MAUs as of March 31, 2025 and 2024.

	As of March 31
	2025	2024	Change
	(in millions, except percentages)
Ad-Supported MAUs	423	388	35	9%
Ad-Supported MAUs were 423 million as of March 31, 2025 and 388 million as of March 31, 2024, which represented an increase of 9%. Ad-Supported MAUs benefited from our continued investment in driving the growth of our Ad-Supported Service through successful consumer marketing campaigns, enhanced content offerings, and product enhancements, resulting in continued Ad-Supported User engagement and customer satisfaction.
Premium ARPU
Premium average revenue per user (“ARPU”) is a monthly measure defined as Premium subscription revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months.
The table below sets forth our average Premium ARPU for the three months ended March 31, 2025 and 2024.

	Three months ended March 31,
	2025	2024	Change
Premium ARPU	€4.73	€4.55	€0.18	4%
For the three months ended March 31, 2025 and 2024, Premium ARPU was €4.73 and €4.55, respectively, which represented an increase of 4%. This increase of €0.18 is primarily attributable to price increases, resulting in a €0.31 increase in Premium ARPU. This increase was partially offset by changes in product and market mix, decreasing ARPU by €0.13.
How We Generate Revenue
We operate and manage our business in two reportable segments - Premium and Ad-Supported. We identify our reportable segments based on the organizational units used by the chief operating decision maker to monitor performance and make operating decisions. See Note 20 to our interim condensed consolidated financial statements for additional information regarding our reportable segments.
Premium
We generate revenue for our Premium segment through the sale of subscriptions to the Subscription Offerings. The Subscription Offerings are primarily sold directly to end users. The Premium Service is also sold through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. We also bundle the Premium Service with other services.
Ad-Supported
We generate revenue for our Ad-Supported segment primarily from the sale of display, audio, and video advertising delivered through advertising impressions. We generally enter into arrangements with advertising agencies that purchase advertising on behalf of their clients and we also enter into arrangements directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand-impressions (“CPM”) basis and are evidenced by an insertion order that specifies the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions in a stated period. Additionally, we generate revenue through arrangements with both internal and external advertising automated exchanges, an internal self-serve platform, and advertising marketplace programs to distribute advertising inventory for purchase on an auction or fixed CPM basis.
In addition, certain offerings within our two-sided marketplace result in advertising revenues.

Components of our Operating Results
Cost of revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain record labels, music publishers, audiobook publishers, and other rights holders, for the right to stream content to our users. Music royalties are typically calculated monthly based on the combination of a number of different variables. Generally, Subscription Offering music royalties are based on the greater of a percentage of relevant revenue and a per user amount. Music royalties for the Ad-Supported Service are typically a percentage of relevant revenue, although certain agreements are based on the greater of a percentage of relevant revenue and an amount for each time a track is streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as our Family Plan, Duo Plan, and Student Plan. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include such measures as the number of applicable Premium Subscribers, the ratio of Ad-Supported Users to applicable Premium Subscribers, and/or the rates of applicable Premium Subscriber churn. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements, incremental costs incurred due to unrecouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors. Cost of revenue also reflects discounts provided by certain rights holders in return for promotional activities in connection with marketplace programs. Additionally, it includes the costs of discounted trials. Royalties payable in relation to audiobook licenses are generally consumption-based.
Cost of revenue also includes the cost of podcast content assets (both produced and licensed). Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life or the license period (if relevant) and begins at the release of each episode. Certain fixed fees to access content are recorded on a straight-line basis over the applicable license period. We make payments to podcast publishers, whose content we monetize through advertising sales in the Spotify Audience Network (“SPAN”), which are also included in cost of revenue. Additionally, cost of revenue includes payments to certain podcast publishers who deliver video content. Amounts are recognized based on a number of factors including qualifying consumption time attributable to eligible video episodes and financial participations in excess of minimum guarantees.
Cost of revenue also includes credit card and payment processing fees for subscription revenue, advertising serving, advertising measurement, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs.
Research and Development. We invest heavily in research and development in order to drive user engagement and customer satisfaction on our platform, which we believe helps drive organic growth in MAUs, which, in turn, drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to our users. We aim to design products and features that create and enhance user experiences, and new technologies are at the core of many of these opportunities. Expenses primarily comprise costs incurred for the development of products related to our platform and Service, as well as new and existing advertising products and improvements to our mobile application and desktop application and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.
Many of our new products and improvements to our platform require large investments and involve substantial time and risks to develop and launch. Some of these products may not be well received or may take a long time for users to adopt. As a result, the benefits of our research and development investments are difficult to forecast.
Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, public relations, branding, consulting expenses, customer acquisition costs, advertising, marketing events and trade shows, the cost of working with content creators and rights holders to promote the availability of new releases on our platform, and the costs of providing free trials. Expenses included in the cost of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.
General and Administrative. General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs, including facility and equipment costs, directors’ and officers’ liability insurance, and director fees.

Results of Operations
Revenue

	Three months ended March 31,
	2025	2024	Change
	(in € millions, except percentages)
Premium	3,771	3,247	524	16%
Ad-Supported	419	389	30	8%
Total	4,190	3,636	554	15%
Premium revenue
For the three months ended March 31, 2025 and 2024, Premium revenue comprised 90% and 89% of our total revenue, respectively. For the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, Premium revenue increased €524 million, or 16%. The increase was due primarily to an increase in the number of Premium Subscribers and an increase in Premium ARPU, as described above.
Ad-Supported revenue
For the three months ended March 31, 2025 and 2024, Ad-Supported revenue comprised 10% and 11% of our total revenue, respectively. For the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, Ad-Supported revenue increased €30 million, or 8%. This increase was due primarily to growth in music impressions sold, which increased revenue in our programmatic channels and our self-serve platform by €22 million. Ad sales from podcasts and growth in marketplace programs also increased revenue by €9 million for the three months ended March 31, 2025.
Foreign exchange impact on total revenue
The general movement of the Euro relative to certain foreign currencies, primarily the U.S. Dollar (favorable), Mexican Peso and Brazilian Real (unfavorable), for the three months ended March 31, 2025, as compared to the same period in 2024, had a net favorable impact on our revenue. We estimate that total revenue for the three months ended March 31, 2025 would have been approximately €9 million lower if foreign exchange rates had remained consistent with foreign exchange rates for the comparable period in 2024.
Cost of revenue

	Three months ended March 31,
	2025	2024	Change
	(in € millions, except percentages)
Premium	2,509	2,268	241	11%
Ad-Supported	355	364	(9)	(2)%
Total	2,864	2,632	232	9%
Premium cost of revenue
For the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, Premium cost of revenue increased €241 million, or 11%, and Premium cost of revenue as a percentage of Premium revenue decreased from 70% to 67%. The increase in Premium cost of revenue was driven primarily by increases in Premium revenue driving increases in music royalties, as well as increases in audiobook licensing costs and costs associated with the launch of the Spotify Partner Program, partially offset by benefits from certain marketplace programs. These collectively resulted in higher royalty costs of €217 million. Additionally, there was a €12 million increase in payment processing fees and an €8 million increase in streaming delivery costs during the three months ended March 31, 2025.

Ad-Supported cost of revenue
For the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, Ad-Supported cost of revenue decreased €9 million, or 2%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 94% to 85%. The decrease in Ad-Supported cost of revenue was driven primarily by a reduction in podcast production and personnel costs of €21 million, which reflects the reallocation of certain amortization costs from the Ad-supported segment to the Premium segment, as they are now attributable to the new video podcast experience available to subscribers to our Premium Service with the launch of the Spotify Partner Program. Additionally, cost of revenue was impacted by an increase in music royalty costs, driven by an increase in advertising revenue and volume of streams, which was partially offset by benefits from certain marketplace programs, resulting in higher royalty costs of €11 million during the three months ended March 31, 2025.
Foreign exchange impact on total cost of revenue
The general movement of the Euro relative to certain foreign currencies, primarily the U.S. Dollar (unfavorable), Mexican Peso and Brazilian Real (favorable), for the three months ended March 31, 2025, as compared to the same period in 2024, had a net unfavorable impact on our cost of revenue. We estimate that total cost of revenue for the three months ended March 31, 2025 would have been approximately €2 million lower if foreign exchange rates had remained consistent with foreign exchange rates for the comparable period in 2024.
Gross profit and gross margin

	Three months ended March 31,
	2025	2024	Change
	(in € millions, except percentages)
Gross profit
Premium	1,262	979	283	29%
Ad-Supported	64	25	39	156%
Consolidated	1,326	1,004	322	32%
Gross margin
Premium	33%	30%
Ad-Supported	15%	6%
Consolidated	32%	28%
Premium gross profit and gross margin
For the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, Premium gross profit increased by €283 million, and Premium gross margin increased from 30% to 33%. Premium gross margin increased due primarily to revenue growth outpacing music royalty costs and audiobook licensing costs, and benefits from certain marketplace programs, partially offset by increases in costs associated with the launch of the Spotify Partner Program during the three months ended March 31, 2025.
Ad-Supported gross profit and gross margin
For the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, Ad-Supported gross profit increased by €39 million, and gross margin increased from 6% to 15%. The increase in Ad-Supported gross margin was due primarily to a reduction in podcast production and personnel costs and growth in benefits from certain marketplace programs during the three months ended March 31, 2025.

Consolidated Operating Expenses
Research and development

	Three months ended March 31,
	2025	2024	Change
	(in € millions, except percentages)
Research and development	379	389	(10)	(3)%
As a percentage of revenue	9%	11%
For the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, research and development costs decreased by €10 million, or 3%. The decrease was due primarily to a decrease in share-based compensation of €16 million, due to a change in the timing of annual grants and the diminishing impact of large prior year grants on current year expense, as graded vesting results in higher expense recognition early in the life of a grant followed by a decline in later years.
Sales and marketing

	Three months ended March 31,
	2025	2024	Change
	(in € millions, except percentages)
Sales and marketing	314	324	(10)	(3)%
As a percentage of revenue	7%	9%
For the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, sales and marketing expense decreased by €10 million, or 3%. The decrease was due primarily to a decrease in advertising costs of €9 million for marketing campaigns.
General and administrative

	Three months ended March 31,
	2025	2024	Change
	(in € millions, except percentages)
General and administrative	124	123	1	1%
As a percentage of revenue	3%	3%
For the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, general and administrative expense increased by €1 million, or 1%.
Finance income
Finance income consists of fair value adjustment gains on certain financial instruments, interest income earned on our cash and cash equivalents and short term investments, interest income on our finance lease receivables, dividends received on our long term investments, and foreign currency gains.

	Three months ended March 31,
	2025	2024	Change
	(in € millions, except percentages)
Finance income	71	59	12	20%
As a percentage of revenue	2%	2%
For the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, finance income increased by €12 million due primarily to an increase in interest income earned on cash and cash equivalents and short term investments of €20 million. Finance income for the three months ended March 31, 2024 also includes €8 million of foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency, with no such activity recognized within finance income during the three months ended March 31, 2025.

Finance costs
Finance costs consist of fair value adjustment losses on certain financial instruments, interest expense, and foreign currency losses.

	Three months ended March 31,
	2025	2024	Change
	(in € millions, except percentages)
Finance costs	(252)	(53)	(199)	375%
As a percentage of revenue	(6)%	(1)%
For the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, finance costs increased by €199 million. The increase was due primarily to an increase in fair value movements on the Exchangeable Notes of €145 million. Finance costs for the three months ended March 31, 2025 also includes €58 million of foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency, with no such activity recognized within finance costs during the three months ended March 31, 2024.
Income tax expense/(benefit)

	Three months ended March 31,
	2025	2024	Change
	(in € millions, except percentages)
Income tax expense/(benefit)	103	(23)	126	NM*
As a percentage of revenue	2%	(1)%
* Percentage change is not meaningful for presentation purposes.
For the three months ended March 31, 2025, the effective tax rate is higher than the Luxembourg statutory rate of 23.87% primarily driven by non-deductible losses associated with the convertible debt resulting in tax expense of €47 million, which is partially offset by a €22 million deferred tax benefit related to foreign exchange revaluation of non-functional currency deferred tax assets and a €8 million benefit related to the mix of income earned in jurisdictions with lower tax rates.
For the three months ended March 31, 2024, the effective tax rate is lower than the Luxembourg statutory rate of 24.94% primarily due to a €70 million tax benefit for the period related to the recognition of deferred tax assets, which was mainly driven by an increase in the unrealized gain associated with our investment in Tencent Music Entertainment Group (“TME”).
Non-IFRS financial measure
We have reported our interim financial results in accordance with IAS 34 as issued by the IASB. In addition, we have discussed our results using the non-IFRS measure of Free Cash Flow as discussed below.
We define “Free Cash Flow” as net cash flows from operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from operating activities.
Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance. Because Free Cash Flow is not a measurement determined in accordance with IFRS and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document.
Set forth below is a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

	Three months ended March 31,
	2025	2024
	(in € millions)
Net cash flows from operating activities	539	211
Capital expenditures	(6)	(5)
Change in restricted cash	1	1
Free Cash Flow	534	207
Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. In addition, we generate cash inflows from the exercise of stock options, which can be significant depending on activity in the period. Cash and cash equivalents and short term investments consist mostly of cash on deposit with banks, time deposits, investments in money market funds, and investments in government securities, corporate notes, fixed income funds, and collateralized reverse purchase agreements. Cash and cash equivalents and short term investments increased by €465 million from €7,448 million as of December 31, 2024 to €7,913 million as of March 31, 2025.
We believe our existing cash and cash equivalents, short term investments, and the cash flow we generate from our operations will be sufficient for at least the next 12 months to meet our working capital and capital expenditure needs and other liquidity requirements, such as if we decide to settle the outstanding Exchangeable Notes in cash. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing of new product introductions, market acceptance of our products, the acquisition of other companies, competitive factors, and global economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms, or at all. For additional information, refer to Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F.
We continue to evaluate our real estate footprint to optimize our global office space while making necessary investments in offices and information technology infrastructure to grow our business. We fund these investments using current cash and cash equivalents and the cash flow we generate from operations. Given the impact of our Work From Anywhere program and in conjunction with a strategic review of our real estate footprint and space utilization trends, our focus has shifted more towards optimizing our current portfolio and reviewing our real estate needs around the world as opposed to significant expansion of our presence in current markets. This has resulted in a reduction of our real estate footprint as we have decided to sublease certain leased office space. See Note 7 to our interim condensed consolidated financial statements for further details.
Share repurchase program
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Since the commencement of this repurchase program, the Company repurchased 469,274 for €91 million under this program. There were no repurchases for the three months ended March 31, 2025.
The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program is executed consistent with the Company’s capital allocation strategy of prioritizing investment to grow the business over the long term. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. The Company uses current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program.
Exchangeable Notes
On March 2, 2021, Spotify USA Inc. issued US$1,500 million in aggregate principal amount of the Exchangeable Notes. Net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting the transaction costs. See Note 15 to our interim condensed consolidated financial statements for further information regarding our Exchangeable Notes.

Cash flow

	Three months ended March 31,
	2025	2024
	(in € millions)
Net cash flows from operating activities	539	211
Net cash flows used in investing activities	(314)	(114)
Net cash flows from financing activities	126	202
Free Cash Flow(1)	534	207

(1)For a discussion of the limitations associated with using Free Cash Flow rather than IFRS measures, and a reconciliation of Free Cash Flow to net cash flows from operating activities, see “Non-IFRS Financial Measure” above.
Operating activities
Net cash flows from operating activities increased by €328 million to €539 million for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024. The increase was due primarily to an increase in operating income adjusted for non-cash items, including depreciation, amortization, impairment charge on real estate assets, and share-based compensation expense, resulting in an increase in cash flows from operating activities of €308 million. There was also an increase in interest received on cash and cash equivalents and short term investments of €33 million.
Investing activities
Net cash flows used in investing activities increased by €200 million for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024. The increase was due primarily to an increase in net cash outflows from purchases and sales and maturities of short term investments of €201 million.
Financing activities
Net cash flows from financing activities decreased by €76 million for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024. The decrease was due primarily to a decrease in cash proceeds from the exercise of stock options of €38 million and an increase in payments for employee taxes withheld from restricted stock unit releases of €31 million.
Free Cash Flow
Free Cash Flow increased by €327 million to €534 million for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, due primarily to an increase in net cash flows from operating activities of €328 million, as described above.
Restrictions on subsidiaries to transfer funds
The payment of dividends and the making, or repayment, of loans and advances to the Company by the Company’s direct subsidiaries and by its indirect subsidiaries to their respective parent entities are subject to various restrictions. Future indebtedness of these subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of the Company’s direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located. Since the Company is expected to rely primarily on dividends from its direct and indirect subsidiaries to fund its financial and other obligations, restrictions on its ability to receive such funds may adversely impact the Company’s ability to fund its financial and other obligations.
Indebtedness
As of March 31, 2025, our outstanding indebtedness, other than lease liabilities, consisted primarily of the Exchangeable Notes that mature on March 15, 2026 and bear no interest. See Note 15 to our interim condensed consolidated financial statements for further information regarding our Exchangeable Notes. We may from time to time seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors.

Off-balance sheet arrangements
As of March 31, 2025, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.
Contractual obligations
The following table sets forth our contractual obligations and commercial commitments as of March 31, 2025:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees (1)	4,357	3,088	1,265	4	—
Exchangeable Notes (2)	1,387	1,387	—	—	—
Lease obligations (3)	693	108	193	143	249
Purchase obligations (4)	1,492	470	932	30	60
Deferred consideration	3	3	—	—	—
Total	7,932	5,056	2,390	177	309

(1)We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F.
(2)Consists of principal on our 0.00% Exchangeable Notes due March 15, 2026.
(3)Included in the lease obligations are short term leases and certain lease agreements that we have entered into, but had not yet commenced as of March 31, 2025. Lease obligations primarily relate to our office space and our subleased properties. The expected lease terms are up to 9 years. See Note 7 to the interim condensed consolidated financial statements for further details regarding leases.
(4)We are subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast and marketing commitments.
Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price, investment, and inflation risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.
Volatile market conditions caused by significant events with macroeconomic impacts, including, but not limited to, inflation, changes in interest rates, changes in trade policies, geopolitical conflicts in Europe and the Middle East, and related market uncertainty, may result in significant changes in foreign exchange rates, interest rates, and share prices, both our own and those of third parties we use to value certain of our long term investments. Refer to Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for further discussion on the impact of worldwide economic conditions on our business, operating results, and financial condition.
Currency risk
Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). The volatility in foreign exchange rates, in particular a weakening of foreign currencies relative to the Euro, may negatively affect our revenue. Our general policy is to hedge transaction exposure on a case-by-case basis. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.
Transaction exposure sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.

The table below shows the immediate impact on Income before tax of a 10% strengthening of foreign currencies relative to the Euro in the closing exchange rate of significant currencies to which we have transaction exposure, at March 31, 2025. The impact on net income before tax is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of a subsidiary within the Group. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

	Swedish krona (SEK)	British pound (GBP)	U.S. dollar (USD)
	(in € millions)
Increase/(decrease) in income before tax	(11)	(13)	67
Translation Exposure Sensitivity
The impact on our equity would be approximately €208 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at March 31, 2025.
Interest rate risk
Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow. Our exposure to interest rate risk is related to our interest-bearing assets, including our cash and cash equivalents and our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and we determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point decrease or increase in interest rates would have resulted in a change in interest income earned on our cash and cash equivalents and short term investments of €19 million for the three months ended March 31, 2025.
Share price risk
Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company’s ordinary share price. Our exposure to this risk relates primarily to the Exchangeable Notes and accrual for social costs on outstanding share-based compensation awards.
A 10% decrease or increase in the Company’s ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,606 million to €1,707 million at March 31, 2025.
A 10% decrease or increase in the Company’s ordinary share price would have resulted in a decrease or increase in the accrual for social costs on outstanding share-based compensation awards of €33 million at March 31, 2025.
Investment risk
We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME. A 10% decrease or increase in TME’s share price would have resulted in a fair value of the Group’s long term investment in TME ranging from €1,696 million to €2,072 million at March 31, 2025.
Inflation risk
Inflationary factors, such as increases in costs, may adversely affect our results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases for our Subscription Offerings or sale of advertisements. Our inability or failure to do so could harm our business, operating results, and financial condition.
Critical accounting policies and estimates
We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, share-based compensation, deferred taxes, uncertain tax positions, goodwill impairment, content, provisions, impairment of real estate assets, and Exchangeable Notes and warrants have the greatest potential impact on our interim condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.
There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F.
Recent accounting pronouncements
There are no new IFRS or IFRIC interpretations effective for the three months ended March 31, 2025 that have a material impact to the interim condensed consolidated financial statements. See Note 2 to our interim condensed consolidated financial statements included in this report.

PART II - OTHER INFORMATION

Item 1. Legal Proceeding
We are, from time to time, subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. We recognize provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, and cash flows.
For a discussion of legal proceedings in which we are involved, see Note 18 and Note 21 to our interim condensed consolidated financial statements included in this report.
Item 1A. Risk Factors
There have been no material changes from the risk factors and information disclosed in Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
Issuer Purchases of Equity
On January 23, 2025, the Company issued 500,000 ordinary shares to its Netherlands subsidiary at par value and subsequently repurchased those ordinary shares on the same date at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and restricted stock unit releases under the Company’s stock option and restricted stock unit plans. See Note 13 to our interim condensed consolidated financial statements included in this report for additional details.
No ordinary shares were repurchased from the open market during the three months ended March 31, 2025.
Item 3. Defaults Upon Senior Securities
None.
Item 5. Other Information
None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: April 29, 2025	By:	/s/ Christian Luiga
	Name:	Christian Luiga
	Title:	Chief Financial Officer